07005912

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AO 3/28

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Market Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 North Moore Street
(No. and Street)

New York, (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loic Lamoureux 212-941-8896
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

535 Fifth Avenue (Address) 25th Floor (City) New York, NY (State) 10017 (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2007 WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Loic Lamoureux, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Market Equities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA S. O'ROURKE
NOTARY PUBLIC, State of New York
No. 01O-4619600
Qualified in Queens County
Commission Expires Feb. 28, 20 10

Signature
Loic Lamoureux
President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WORLD MARKET EQUITIES, INC.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006
TOGETHER WITH AUDITOR'S REPORT
(With Supplementary Information)

Report Pursuant to Rule 17a-5(d)

WORLD MARKET EQUITIES, INC.

CONTENTS

Raines and Fischer LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
World Market Equities, Inc.

We have audited the accompanying statement of financial condition of World Market Equities, Inc. as of December 31, 2006, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Market Equities, Inc., as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raines & Fischer LLP

New York, New York
February 2, 2007

WORLD MARKET EQUITIES, INC.
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$138,133
Receivable from broker-dealers and clearing organizations	14,218
Prepaid expenses	1,622
Prepaid income taxes	1,562
Due from shareholder	7,427
Investments available-for-sale (at market)	105,734
Furniture and equipment, at cost, net of accumulated depreciation of $36,249	3,131
TOTAL ASSETS	$271,827

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 11,002
Income taxes payable	2,417
Deferred taxes	10,662
TOTAL LIABILITIES	24,081
Stockholder's Equity:	
Common stock, 100,000 shares authorized with $1 par value, 100 shares issued and outstanding	100
Additional paid-in capital	96,922
Accumulated other comprehensive income	23,499
Retained earnings	127,225
TOTAL STOCKHOLDER'S EQUITY	247,746
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$271,827

The accompanying notes are an integral part of these financial statements.

WORLD MARKET EQUITIES, INC.
Statement of Income
For the Year Ended December 31, 2006

Revenues:	
Securities commissions	$ 295,349
Interest income	4,118
Other income	36,397
	335,864
Expenses:	
Commissions and clearance paid to all other brokers	13,095
Communications	29,716
Employee compensation	209,232
Occupancy and equipment costs	48,590
Promotional costs	22,036
Regulatory fees and expenses	1,565
Other expenses	9,445
	333,679
Income before provision for income taxes	2,185
Income taxes	5,171
Net (loss)	(2,986)
Other comprehensive income:	
Unrealized gains on securities:	
Gain arising during the year	31,225
Income tax expense related to other comprehensive income	(7,726)
Other comprehensive income, net of tax	23,499
Comprehensive income	$ 20,513

The accompanying notes are an integral part of these financial statements.

WORLD MARKET EQUITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances at December 31, 2005	100	$100	$96,922	$ -0-	$ 130,211	$ 227,233
Net loss					(2,986)	(2,986)
Unrealized gains on securities, net of tax	___	___	___	23,499	___	23,499
Balances at December 31, 2006	100	$100	$96,922	$23,499	$ 127,225	$ 247,746

The accompanying notes are an integral part of these financial statements.

WORLD MARKET EQUITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2006

Balance at December 31, 2005	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2006	$ -0-

The accompanying notes are an integral part of these financial statements.

WORLD MARKET EQUITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flows from Operating Activities:	
Net (loss)	$(2,986)
Adjustments to reconcile net (loss) with net cash (used) by operating activities:	
Depreciation	2,452
Change in assets and liabilities:	
Increase in receivable from broker-dealers and clearing organizations	(12,950)
Increase in prepaid expenses	(608)
Decrease in prepaid income taxes	10,452
Decrease in accounts payable and accrued expenses	(1,371)
Increase in income taxes payable	2,417
Increase in deferred taxes	507
Net Cash (Used) by Operating Activities	(2,087)
Cash Flows from Investing Activities:	
Purchases of investments available-for-sale	(34,885)
Increase in fixed assets	(2,601)
Net Cash (Used) by Investing Activities	(37,486)
Cash Flows from Financing Activities:	
Increase in due from shareholder	(7,427)
Decrease in due to shareholder	(100)
Net Cash (Used) by Financing Activities	(7,527)
Net decrease in cash	(47,100)
Cash at beginning of year	185,233
Cash at end of year	$ 138,133
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ -0-
Income taxes	899
Income tax refunds received	(9,104)

The accompanying notes are an integral part of these financial statements.

WORLD MARKET EQUITIES, INC.
Notes to Financial Statements
December 31, 2006

(1) Organization and Operation

World Market Equities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer.

The majority of the Company's business is dependent upon a small number of customers in France.

(2) Summary of Significant Accounting Policies

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expense are adjusted to a trade basis.

Furniture and equipment are recorded at cost. Depreciation is recorded using straight line and accelerated methods over periods ranging from 3 to 7 years. The cost of retired property and the related accumulated depreciation is removed from the accounts, and any loss is transferred to income.

Advertising costs are expensed as incurred.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided based upon earnings reported for financial statement purposes. Generally, the provision for income taxes differs from the amount currently payable because of temporary differences in the recognition of certain income and expense items for financial reporting and tax purposes. Deferred taxes are provided for these temporary differences which result from the use of the cash basis of accounting for income tax purposes (which recognizes income when received, and expenses when paid) and the accrual basis for financial reporting purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from these estimates.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of approximately $209,304 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

(5) Capital Stock

The Company is authorized to issue 20,000 shares of preferred stock with no par value. No preferred stock is issued or outstanding.

(6) Furniture and Equipment

The classes of furniture and equipment and the related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Furniture	$ 6,756	$ 6,756	$ -0-
Equipment	32,624	29,493	3,131
	$39,380	$36,249	$3,131

Depreciation expense for the year ended December 31, 2006 was $2,452 and is included in occupancy and equipment cost.

(7) Income Taxes

The provision for income taxes consists of the following:

Federal Income Tax	$ 302
NYS Franchise Tax	438
NYC General Corporation Tax	4,431
Total	$5,171

Income tax expense related to unrealized gains on securities consists of the following:

Federal Income Tax	$4,753
NYS Franchise Tax	2,144
NYC General Corporation Tax	829
Total	$7,726

(8) SEP-IRA

The Company has a SEP-IRA which covers qualified employees. Contributions to the plan by the Company are discretionary. For the year ended December 31, 2006, the Company did not make a contribution.

(9) Off Balance Sheet Risk

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

(10) Investments

Available-for-sale securities are recorded at market value in investments on the statement of financial condition, with the change in market value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The investments in securities are summarized as follows at December 31, 2006:

Classification of Securities	Gross Unrealized Gains	Market Value
Common stock	$31,225	$105,734

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2006

WORLD MARKET EQUITIES, INC.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2006

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$247,746
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		247,746
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$1,622	
Prepaid income taxes	1,562	
Due from shareholder	7,427	
Net furniture and equipment	3,131	13,742
Net capital before haircuts on securities positions		234,004
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading and investment securities	15,860	
Undue concentration	8,840	24,700
Net capital		$209,304

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 11,002
Federal, state and local income taxes payable	13,079
Total aggregate indebtedness	$ 24,081

The preceding notes are an integral part of this supplemental information.

WORLD MARKET EQUITIES, INC.
Schedule of Computation of Net Capital
Under SEC Rule 15c3-1
As of December 31, 2006

SCHEDULE I (continued)

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$ 209,304
Net capital per audited report	$ 209,304

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,605
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 204,304
Excess net capital at 1000%	$ 206,896
Ratio: Aggregate indebtedness to net capital	0.11 to 1

The preceding notes are an integral part of this supplemental information.

WORLD MARKET EQUITIES, INC.
Schedule of Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
As of December 31, 2006

SCHEDULE II

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

The preceding notes are an integral part of this supplemental information.

WORLD MARKET EQUITIES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

REQUIRED BY SEC RULE 17a-5

YEAR ENDED DECEMBER 31, 2006

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

535 FIFTH AVENUE
25TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
World Market Equities, Inc.

In planning and performing our audit of the financial statements and supplemental information of World Market Equities, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 2, 2007

END